

Mail Stop 3030

June 11, 2010

<u>VIA U.S. MAIL</u>

Albert So
Chief Financial Officer and Secretary
Bonso Electronics International Inc.
Unit 1915-1916, 19/F, Delta House
3 On Yiu Street, Shek Mun,
Shatin, Hong Kong

  **Re: Bonso Electronics International, Inc.**
     **Form 20-F for the fiscal year ended March 31, 2009**
     **Filed September 30, 2009**
     **File No. 000-17601**

Dear Mr. So:

  We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

         Sincerely,

         Brian R. Cascio
         Accounting Branch Chief